

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Elena Krioukova
Principal Executive Officer
Hygge Integrated Brands Corp.
1 Young Street, Unit 1801
Toronto, Ontario Canada M5E 1W7

> **Re: Hygge Integrated Brands Corp.**
> **Form 10-K For The Fiscal Year Ended May 31, 2020**
> **Filed May 31, 2020**
> **File No. 000-56183**

Dear Ms. Krioukova:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing